ASCEND ASSETS SPV I 2023 LLC

FINANCIAL STATEMENTS
AS OF INCEPTION (MARCH 17, 2023)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Ascend Assets SPV I 2023 LLC
Brooklyn, New York

We have reviewed the accompanying financial statements of Ascend Assets SPV I 2023 LLC (the "Company,"), which comprise the balance sheet as of March 17, 2023, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from Inception (March 17, 2023) and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 15, 2023
Los Angeles, California

As of inception		**March 17, 2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
Property and Equipment, net		-
Total assets	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY		
		-
Total liabilities		**-**
MEMBERS' EQUITY		
Members' Equity		-
Total Members' Equity		**-**
Total Liabilities and Members' Equity	**$**	**-**

See accompanying notes to financial statements.

ASCEND ASSETS SPV I 2023 LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

As of inception	**March 17, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Inception date (March 17, 2023)	**$**	**-**
Members' contribution		0
Net income/(loss)		0
Balance—March 17, 2023	**$**	**-**

See accompanying notes to financial statements.

ASCEND ASSETS SPV I 2023 LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception		March 17, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' contribution		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ascend Assets SPV I 2023 LLC was formed on March 17, 2023 in the state of Delaware. The financial statements of Ascend Assets SPV I 2023 LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Ascend Assets SPV I 2023 LLC was formed as a crowdfunding vehicle to invest in the Class B Units of Ascend Assets I LLC (an operating company), a Delaware limited liability company. The Company is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Class B Units issued by the Ascend Assets I LLC (the operating Company)

Ascend Assets I LLC (the operating company) is being established to allow investors who acquire Ascend Assets I LLC interests via the Ascend Assets SPV I 2023 LLC offering to own an interest in the single-family homes together the Ascend Assets I LLC Properties located at:

1. 254 Cobblestone Ln McDonough, GA 30252,
2. 105 Terrace Tay Peachtree City, GA 30269,
3. 3398 Hill Pond Dr Buford, GA 30519,
4. 117 La Fawn Cir, Garland, TX 75043,
5. 223 Ralston Rd, Greer, SC, 29651,
6. 315 Legacy Park Dr, Powder Springs, GA 30127,

Ascend Assets I LLC holds real estate assets. The Company receives rent and pays for direct real estate operating costs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 17, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through March 17, 2023, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company was formed as a crowdfunding vehicle to invest in the Class B Units of Ascend Assets I LLC.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. MEMBERS' EQUITY

The company has authorized five million (5,000,000) Units with a par value of $0.0001 per unit. The Company has not issued any Units as of March 17, 2023.

4. DEBT

The Company has no debt outstanding as of March 17, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 17, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from March 17, 2023 through May 15, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.